SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                             -----------------------

                     AMERICA FIRST APARTMENT INVESTORS, INC.
                     ---------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    02363X104
                             ----------------------
                             (CUSIP Number of Class
                                 of Securities)

                             -----------------------

      Carolyn Tiffany                                      David J. Heymann
   Winthrop Realty Trust                              Post Heymann & Koffler LLP
      7 Bulfinch Place                                Two Jericho Plaza, Wing A
         Suite 500                                            Suite 111
Boston, Massachusetts 02114                            Jericho, New York 11753
       (617) 570-4614                                       (516) 681-3636

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 25, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))

CUSIP No. 02363X104                  13D/A
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Winthrop Realty Trust
      I.R.S. I.D. No.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Ohio
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     772,231
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            772,231
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      772,231 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 02363X104                  13D/A
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      WRT Realty L.P.
      I.R.S. I.D. No. 20-1457531
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     772,231
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            772,231
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      772,231 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 5 amends certain information contained in the Schedule 13D filed jointly by Winthrop Realty Trust (formerly known as First Union Real Estate Equity and Mortgage Investments), an Ohio business trust, and WRT Realty L.P. (formerly known as First Union REIT, L.P.), a Delaware limited partnership (collectively "Winthrop"), with respect to its ownership interest America First Apartment Investors, Inc., a Maryland corporation, on October 6, 2005, as amended by Amendment No. 1 to Schedule 13D dated November 18, 2005, as further amended by Amendment No. 2 to Schedule 13D dated November 30, 2005, as further amended by Amendment No. 3 to Schedule 13D dated January 4. 2006, and as further amended by Amendment No. 4 to Schedule 13D dated February 1, 2006 (the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

      Item 3. Source and Amount of Funds of Other Consideration.

      Item 3 is amended as follows:

      The source of funds to acquire the 772,231 Shares was provided from the working capital of Winthrop at a total cost of $9,683,645.09.

      Item 5. Interest of Securities of the Issuer.

      Item 5 is amended to as follows:

      (a) At the close of business on May 25, 2006, Winthrop directly owned 772,231 Shares representing 7.0% of the total outstanding Shares. The foregoing is based upon 11,035,558 Shares outstanding which represents the number of shares reported outstanding in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2006 filed with the Securities and Exchange Commission on May 5, 2006.

      (b) Winthrop has the sole power to vote and dispose of 772,231 Shares owned by Winthrop.

      (c) Set forth below is a description of all transactions in Shares that were effected during the past sixty days by Winthrop and not previously reported. All such transactions were purchases effected by Winthrop on the open market.

         Date                     Number of Shares               Price Per Share
         ----                     ----------------               ---------------
    March 30, 2006                           4,700                        $14.41
    March 31, 2006                           1,700                        $14.35
     April 3, 2006                             439                        $14.35
     April 4, 2006                             200                        $14.25
     April 7, 2006                           2,760                        $14.35
    April 10, 2006                             635                        $14.35
    April 11, 2006                           2,500                        $14.35
    April 19, 2006                             291                        $14.35

         Date                     Number of Shares               Price Per Share
         ----                     ----------------               ---------------
    April 20, 2006                           5,302                        $14.35
    April 21, 2006                           2,200                        $14.35
    April 24, 2006                           5,000                        $14.35
    April 25, 2006                           5,292                        $14.35
    April 26, 2006                           4,600                        $14.35
    April 27, 2006                           5,637                        $14.30
       May 1, 2006                          10,605                        $14.34
      May 12, 2006                           5,000                        $14.25
      May 15, 2006                             700                        $14.25
      May 18, 2006                             449                        $14.25
      May 23, 2006                           2,700                        $14.35
      May 24, 2006                           3,730                        $14.30
      May 25, 2006                           7,500                        $14.28

      (d) Not applicable

      (e) Not applicable

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of this 31st day of May, 2006.

                                                     WINTHROP REALTY TRUST


                                                     By: /s/ Peter Braverman
                                                         -----------------------
                                                             Peter Braverman
                                                             President


                                                     WRT REALTY L.P.

                                                     By: Winthrop Realty Trust
                                                         General Partner


                                                         By: /s/ Peter Braverman
                                                             -------------------
                                                                 Peter Braverman
                                                                 President